                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                          Cross Timbers Royalty Trust
                   ----------------------------------------
                               (Name of Issuer)


                         Units of Beneficial Interest
                 --------------------------------------------
                        (Title of Class of Securities)


                                  22757R 10 9
                         -----------------------------
                                (CUSIP Number)

                              Michael S. Paquette
                         Vice President and Controller
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                          Norwich, Vermont 05055-0850
                                (802) 649-3633
                  ------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  May 1, 1995
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto re-porting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                             CUSIP NO. 22757R 10 9

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                     Fund American Enterprises Holdings, Inc.
                                    94-2708455

- --------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization           Delaware
                                                    ----------------------

     Number of Units                           (7)  Sole Voting Power
     Beneficially Owned                             ----------------------
     by Each Reporting
     Person With                               (8)  Shared Voting Power
                                                    ----------------------
                                                    643,096
                                               (9)  Sole Dispositive Power
                                                    ----------------------

                                               (10) Shared Dispositive Power
                                                    ------------------------
                                                    643,096

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     643,096

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 10.7%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

- --------------------------------------------------------------------------------

                                    2 of 9

                             CUSIP NO. 22757R 10 9

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                    51-0328932

- --------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization           Delaware
                                                    ----------------------

     Number of Units                           (7)  Sole Voting Power
     Beneficially Owned                             ----------------------
     by Each Reporting
     Person With                               (8)  Shared Voting Power
                                                    ----------------------
                                                    643,096
                                               (9)  Sole Dispositive Power
                                                    ----------------------

                                               (10) Shared Dispositive Power
                                                    ------------------------
                                                    643,096

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     643,096

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 10.7%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

- --------------------------------------------------------------------------------

                                    3 of 9

                         CUSIP NO. 22757R 10 9

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                    Source One Mortgage Services Corporation
                                    38-2011419

- --------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member    (a)  _______________________
     of a Group (See Instructions)
                                              (b)  _______________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization           Delaware
                                                    ----------------------

     Number of Units                           (7)  Sole Voting Power
     Beneficially Owned                             ----------------------
     by Each Reporting
     Person With                               (8)  Shared Voting Power
                                                    ----------------------
                                                    0
                                               (9)  Sole Dispositive Power
                                                    ----------------------

                                               (10) Shared Dispositive Power
                                                    ------------------------
                                                    0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     0

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     0.0%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  CO

- --------------------------------------------------------------------------------

                                    4 of 9

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 2 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 1992, AS AMENDED BY AMENDMENT NO. 1 DATED AUGUST 24, 1993. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 1.  Security and Issuer.
         --------------------

Item 2.  Identity and Background.
         ------------------------

     The address of the principle business and principle office of FAE (a wholly owned subsidiary of FAEH) is The 1820 House, Main Street, Norwich, Vermont 05055-0850. Schedule I, attached hereto, which is incorporated herein by reference, replaces Schedule I to the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     On April 14, 1995, SOMSC transferred 683,088 Units to FAE at 11.375 each.


Item 4.  Purpose of Transaction.
         -----------------------

     Sales by FAE outlined in Schedule II, attached hereto, which is incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of the Issuer or in connection with, or as a participant in, any transaction having such purpose or effect.

                                    5 of 9

Item 5.    Interest in Securities of the Issuer.
           -------------------------------------

     (a) FAEH owns all 643,096 Units indirectly through FAE. The aggregate number of Units and the corresponding percentage of the outstanding Units such number represents is as follows:


                                 Percentage of
                      Units          Units
                   Beneficially   Beneficially
     Person           Owned          Owned
     ------        ------------  --------------

     FAEH               643,096           10.7%

     FAE                643,096           10.7%

     SOMSC                    0            0.0%


Other than as set forth in the above table, only the following person named on
Schedule I, attaced hereto, which is incorporated herein by reference, beneficially owned any Units:

                                         Percentage of
                           Units             Units
                        Beneficially      Beneficially
     Person                Owned             Owned
     ------             ------------      ------------
     John J. Byrne         1,972         less than .1%

     (b) FAEH shares voting power and dispositive power with respect to its 643,096 Units with FAE. Mr. Byrne has sole voting power and dispositive power with respect to his 1,972 Units.

     (c) Schedule II, attached hereto, which is incorporated herein by reference, describes all transactions by FAEH , FAE and SOMSC or to the knowledge of FAEH, FAE and SOMSC any of the persons listed on Schedule I, attached hereto, which is incorporated herein by reference, in Units effected during the past 60 days.

                                    6 of 10

                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 8, 1995

                            FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                            BY:                      /S/
                                 ---------------------------------------------
                            Name:   Michael S. Paquette
                            Title:  Vice President and
                                     Controller


                            FUND AMERICAN ENTERPRISES, INC.


                            BY:                      /S/
                                 ---------------------------------------------
                            Name:   Terry L. Baxter
                            Title:  President and Secretary



                            SOURCE ONE MORTGAGE SERVICES CORPORATION


                            BY:                      /S/
                                 ---------------------------------------------
                            Name:   Michael S. Paquette
                            Title:  Authorized Representative *



* Power of Attorney on file

                                    7 of 10

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

     Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), and Fund American Enterprises, Inc. ("FAE") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person.
Each such person is a citizen of the United States of America.


                                                                Present
Name and                                                 Principal Occupation
Business Address                      Office                 or Employment
- ----------------                      ------           -------------------------

FAEH

Dennis P. Beaulieu           Corporate Secretary       Corporate Secretary
Fund American Enterprises    of FAEH                   of FAEH
   Holdings, Inc.
The 1820 House, Main Street
Norwich  VT  05055-0850

John J. Byrne                Chairman of the Board,    Chairman of the Board,
Fund American Enterprises    President & Chief         President & Chief
   Holdings, Inc.            Executive Officer of      Executive Officer of
The 1820 House, Main Street  FAEH, Chairman of the     FAEH
Norwich  VT  05055-0850      Board of FAE

Howard L. Clark              Director                  Retired
200 Park Avenue, Suite 4501  of FAEH
New York  NY  10166

Howard L. Clark, Jr.         Director                  Vice Chairman of Lehman
Lehman Brothers Holdings,    of FAEH                   Brothers Holdings, Inc.
 Inc.
American Express Tower
New York  NY  10128

Robert P. Cochran            Director                  President & Chief
Financial Security           of FAEH                   Executive Officer of
 Assurance                                             Financial Security
   Holdings, Ltd.                                      Assurance
350 Park Avenue                                        Holdings, Ltd.
New York  NY  10022

George J. Gillespie, III     Director                  Partner in Cravath,
Cravath, Swaine & Moore      of FAEH                   Swaine & Moore
825 Eighth Avenue
New York  NY  10019

K. Thomas Kemp               Executive Vice President  Executive Vice President
Fund American Enterprises    of FAEH, Director of      of FAEH
   Holdings, Inc.            FAEH and FAE
The 1820 House, Main Street
Norwich  VT  05055-0850

Gordon S. Macklin            Director                  Chairman of White River
8212 Burning Tree Road       of FAEH                   Corporation
Bethesda  MD 20817

                                    8 of 10

                      ----------------------------------



                                                                Present
Name and                                                 Principal Occupation
Business Address                       Office                or Employment
- ----------------                       ------           -----------------------

FAEH

Michael S. Paquette            Vice President &         Vice President &
Fund American Enterprises      Controller of FAEH,      Controller of FAEH
   Holdings, Inc.              Director of FAE
The 1820 House, Main Street
Norwich  VT  05055-0850

Allan L. Waters                Senior Vice President &  Senior Vice President &
Fund American Enterprises      Chief Financial Officer  Chief Financial Officer
   Holdings, Inc.              of FAEH, Director of     of FAEH
The 1820 House, Main Street    FAE
Norwich  VT  05055-0850

Arthur Zankel                  Director                 Co-Managing Partner
First Manhattan Co.            of FAEH                  First Manhattan Co.
437 Madison Ave.
New York  NY 10022



FAE


Terry L. Baxter          President & Secretary of FAE,  President & Secretary of
Fund American            Director of FAE                FAE
   Enterprises, Inc.
The 1820 House, Main
   Street
Norwich  VT  05055-0850

                                    9 of 10

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------


     Sales of Units of Beneficial Interest of Cross Timbers Royalty Trust by the Reporting Persons and by persons listed in Schedule I, attached hereto, which is incorporated herein by reference, within the last 60 days.


        Sold by                Date    Number Sold  Unit Price
        -------              --------  -----------  ----------
         SOMSC               04-14-95      683,088      11.375
   (Intercompany to FAE)

           FAE               04-18-95        7,592      11.000

           FAE               04-19-95        5,600      11.125

           FAE               04-21-95       11,500      11.000

           FAE               04-27-95        2,300      10.750

           FAE               05-01-95       13,000      11.000

                                   10 of 10